                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                 For the Fiscal Year ending December  31, 1997

                                      OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                        Commission File Number 0-22650

             PETROCORP INCORPORATED 401(K) RETIREMENT SAVINGS PLAN
                           (Full title of the plan)

                            PETROCORP INCORPORATED
                         16800 Greenspoint Park Drive
                            Suite 300, North Atrium
                           Houston, Texas 77060-2391
   (Name of Issuer of the Securities Held Pursuant to the Plan and Address
                        of Principal Executive Offices)

      Registrant's Telephone Number, Including Area Code: (281) 875-2500

                            PETROCORP INCORPORATED
                        401(K) RETIREMENT SAVINGS PLAN


                               TABLE OF CONTENTS

                                                                                                          PAGE NO.
                                                                                                          --------
REPORT OF INDEPENDENT ACCOUNTANTS (Not required -- see Note 2.)


FINANCIAL STATEMENTS:

Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1997
and 1996                                                                                                     2

Statement of Changes in Net Assets Available for Benefits with Fund Information for the years
ended December 31, 1997 and 1996                                                                             3

Notes to Financial Statements                                                                                4


SUPPLEMENTAL SCHEDULES:

Item 27a - Schedule of Assets Held for Investment (Not required -- see Note 2.)

Item 27d - Schedule of Reportable Transactions (Not required -- see Note 2.)


SIGNATURES                                                                                                   9

PETROCORP INCORPORATED 401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
(Unaudited)

                                                                        DECEMBER 31, 1997
                                          ------------------------------------------------------------------------------
                                                                           ASSETS
                                          ------------------------------------------------------------------------------
                                                                Investments, at fair value
                                          ------------------------------------------------------------------------------
                                               Pooled                                  Participant
                                              separate              Common                notes
                                              accounts              stock              receivable             Total
                                          ----------------   -------------------   ------------------    ---------------
PRINCIPAL INVESTMENTS:
     Guaranteed Interest Accounts         $         -        $         -           $        -            $       -
     Money Market Account                         107,100              -                    -                  107,100
     Government Securities Account                170,099              -                    -                  170,099
     Bond & Mortgage Account                       96,881              -                    -                   96,881
     Bond Emphasis Balanced Account                54,176              -                    -                   54,176
     Stock Emphasis Balanced Account              152,622              -                    -                  152,622
     Stock Index 500 Account                      154,307              -                    -                  154,307
     U.S. Stock Account                           270,414              -                    -                  270,414
     Medium Company Value Account                 221,691              -                    -                  221,691
     Small Company Blend Account                  489,427              -                    -                  489,427
     Medium Company Blend Account                 154,028              -                    -                  154,028
     International Stock Account                  197,150              -                    -                  197,150
     Real Estate Account                            3,635              -                    -                    3,635
COMPANY STOCK                                       -                490,751                -                  490,751
PARTICIPANT NOTES                                   -                  -                   60,500               60,500
                                          ===============    ===============       ==============        =============
                                          $     2,071,530    $       490,751       $       60,500        $   2,622,781
                                          ===============    ===============       ==============        =============

                                                                          DECEMBER 31, 1997
                                          --------------------------------------------------------------------------------------
                                                               ASSETS
                                          --------------------------------------------------
                                            Guaranteed
                                            investment                                                             NET ASSETS
                                           contract, at                                                           AVAILABLE FOR
                                          contract value         Cash              Total         LIABILITIES        BENEFITS
                                          ---------------   --------------    ---------------    -----------     ---------------
PRINCIPAL INVESTMENTS:
     Guaranteed Interest Accounts         $       137,258   $      -          $       137,258    $     -          $     137,258
     Money Market Account                           -              -                  107,100          -                107,100
     Government Securities Account                  -              -                  170,099          -                170,099
     Bond & Mortgage Account                        -              -                   96,881          -                 96,881
     Bond Emphasis Balanced Account                 -              -                   54,176          -                 54,176
     Stock Emphasis Balanced Account                -              -                  152,622          -                152,622
     Stock Index 500 Account                        -              -                  154,307          -                154,307
     U.S. Stock Account                             -              -                  270,414          -                270,414
     Medium Company Value Account                   -              -                  221,691          -                221,691
     Small Company Blend Account                    -              -                  489,427          -                489,427
     Medium Company Blend Account                   -              -                  154,028          -                154,028
     International Stock Account                    -              -                  197,150          -                197,150
     Real Estate Account                            -              -                    3,635          -                  3,635
COMPANY STOCK                                       -              -                  490,751          -                490,751
PARTICIPANT NOTES                                   -              -                   60,500          -                 60,500
                                          ===============   ==============    ===============    ===========      =============
                                          $       137,258   $      -          $     2,760,039    $     -          $   2,760,039
                                          ===============   ==============    ===============    ===========      =============


                                                                        DECEMBER 31, 1996
                                              --------------------------------------------------------------------------
                                                                           ASSETS
                                              --------------------------------------------------------------------------
                                                                     Investments, at fair value
                                              --------------------------------------------------------------------------
                                               Pooled                                  Participant
                                              separate              Common                notes
                                              accounts              stock              receivable            Total
                                          ----------------     ----------------    ------------------   ----------------
PRINCIPAL INVESTMENTS:
     Guaranteed Interest Accounts         $       -            $      -            $        -           $        -
     Money Market Account                        92,187               -                     -                   92,187
     Government Securities Account               47,333               -                     -                   47,333
     Bond & Mortgage Account                     80,356               -                     -                   80,356
     Bond Emphasis Balanced Account              42,031               -                     -                   42,031
     Stock Emphasis Balanced Account             96,847               -                     -                   96,847
     Stock Index 500 Account                     77,369               -                     -                   77,369
     U.S. Stock Account                         204,474               -                     -                  204,474
     Medium Company Value Account               145,719               -                     -                  145,719
     Small Company Blend Account                355,374               -                     -                  355,374
     Medium Company Blend Account               103,898               -                     -                  103,898
     International Stock Account                182,693               -                     -                  182,693
     Real Estate Account                          3,258               -                     -                    3,258
COMPANY STOCK                                     -                 445,651                 -                  445,651
PARTICIPANT NOTES                                 -                   -                    66,593               66,593
                                          -------------        ------------        --------------       --------------
                                          $   1,431,539        $    445,651        $       66,593       $    1,943,783
                                          =============        ============        ==============       ==============

                                                                          DECEMBER 31, 1996
                                          ----------------------------------------------------------------------------------------
                                                                              ASSETS
                                          ----------------------------------------------------------------------------------------
                                             Guaranteed
                                             investment                                                               NET ASSETS
                                            contract, at                                                             AVAILABLE FOR
                                           contract value         Cash              Total           LIABILITIES         BENEFITS
                                          ----------------   -------------    -----------------   ----------------   -------------
PRINCIPAL INVESTMENTS:
     Guaranteed Interest Accounts         $       128,516   $       -         $       128,516     $      -           $     128,516
     Money Market Account                           -               -                  92,187            -                  92,187
     Government Securities Account                  -               -                  47,333            -                  47,333
     Bond & Mortgage Account                        -               -                  80,356            -                  80,356
     Bond Emphasis Balanced Account                 -               -                  42,031            -                  42,031
     Stock Emphasis Balanced Account                -               -                  96,847            -                  96,847
     Stock Index 500 Account                        -               -                  77,369            -                  77,369
     U.S. Stock Account                             -               -                 204,474            -                 204,474
     Medium Company Value Account                   -               -                 145,719            -                 145,719
     Small Company Blend Account                    -               -                 355,374            -                 355,374
     Medium Company Blend Account                   -               -                 103,898            -                 103,898
     International Stock Account                    -               -                 182,693            -                 182,693
     Real Estate Account                            -               -                   3,258            -                   3,258
COMPANY STOCK                                       -              645                446,296            -                 446,296
PARTICIPANT NOTES                                   -               -                  66,593            -                  66,593
                                          ---------------   --------------    ---------------     -------------      -------------
                                          $       128,516   $      645        $     2,072,944     $      -           $   2,072,944
                                          ===============   ==============    ===============     =============      =============

   The accompanying notes are an integral part of these financial statements.

PETROCORP INCORPORATED 401(k) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION (Unaudited)

                                                                       Year ended December 31, 1997
                                       --------------------------------------------------------------------------------------------
                                                Investment income
                                       -------------------------------------
                                                    Net appreciation
                                                     (depreciation)
                                                    in fair value of                         Contributions
                                                      investments              ---------------------------------------     Total
                                        Interest       (Note 3)      Total       Employer     Participants     Total     additions
                                       ----------   -------------  ---------   ------------   ------------   ---------  -----------
Principal Investments
   Guaranteed Interest Accounts        $    8,642   $      -       $   8,642    $    9,010    $    16,163    $  25,173   $   33,815
   Money Market Account                      -            5,026        5,026          (132)         3,118        2,986        8,012
   Government Securities Account             -            8,265        8,265         2,756          9,024       11,780       20,045
   Bond & Mortgage Account                   -            8,737        8,737         6,809         11,270       18,079       26,816
   Bond Emphasis Balanced Account            -            6,235        6,235         2,283          2,875        5,158       11,393
   Stock Emphasis Balanced Account           -           20,899       20,899         4,794         14,233       19,027       39,926
   Stock Index 500 Account                   -           29,377       29,377        10,823         16,121       26,944       56,321
   U.S. Stock Account                        -           55,133       55,133        17,085         21,937       39,022       94,155
   Medium Company Value Account              -           56,196       56,196        11,176         18,589       29,765       85,961
   Small Company Blend Account               -           84,569       84,569        28,427         37,653       66,080      150,649
   Medium Company Blend Account              -           29,454       29,454        11,230         18,013       29,243       58,697
   International Stock Account               -           23,400       23,400        15,955         16,559       32,514       55,914
   Real Estate Account                       -              380          380          -              -            -             380
Company Stock                                -          (46,508)     (46,508)       67,691         50,528      118,219       71,711
Participant Notes                           6,892          -           6,892          -              -            -           6,892
                                       ----------   -----------    ---------    ----------    -----------    ---------   ----------
                                       $   15,534   $   281,163    $ 296,697    $  187,907    $   236,083    $ 423,990   $  720,687
                                       ==========   ===========    =========    ==========    ===========    =========   ==========


                                                                       Year ended December 31, 1997
                                       --------------------------------------------------------------------------------------------
                                                  (Deductions)
                                    --------------------------------------------------                Net assets at   Net assets at
                                    Participant     Admin.      Interfund     Total      Net increase  beginning of      end of
                                     benefits      expenses     transfers   deductions    (decrease)      year            year
                                    -----------   ----------    ---------   ----------   ------------  ------------   -------------
Principal Investments
   Guaranteed Interest Accounts      $   (7,902)  $    (128)    $ (17,043)  $  (25,073)  $    8,742     $ 128,516     $  137,258
   Money Market Account                  (1,093)         (25)       8,019        6,901       14,913        92,187        107,100
   Government Securities Account         (6,444)         (37)     109,202      102,721      122,766        47,333        170,099
   Bond & Mortgage Account               (1,138)         (50)      (9,103)     (10,291)      16,525        80,356         96,881
   Bond Emphasis Balanced Account          -             (37)         789          752       12,145        42,031         54,176
   Stock Emphasis Balanced Account       (1,566)         (56)      17,471       15,849       55,775        96,847        152,622
   Stock Index 500 Account                 -             (54)      20,671       20,617       76,938        77,369        154,307
   U.S. Stock Account                      -             (69)     (28,146)     (28,215)      65,940       204,474        270,414
   Medium Company Value Account          (1,768)         (82)      (8,139)      (9,989)      75,972       145,719        221,691
   Small Company Blend Account           (1,633)        (153)     (14,810)     (16,596)     134,053       355,374        489,427
   Medium Company Blend Account            -             (81)      (8,486)      (8,567)      50,130       103,898        154,028
   International Stock Account          (10,128)        (120)     (31,209)     (41,457)      14,457       182,693        197,150
   Real Estate Account                     -              (4)        -             (3)          377         3,258          3,635
Company Stock                            (1,025)        -         (26,231)     (27,256)      44,455       446,296        490,751
Participant Notes                          -            -         (12,985)     (12,985)      (6,093)       66,593         60,500
                                     ----------   ----------    ---------    ---------   ----------    ----------   ------------
                                     $  (32,697)  $     (896)   $    -       $ (33,592)  $  687,095    $2,072,944   $  2,760,039
                                     ==========   ==========    =========    =========   ==========    ==========   ============


                                                                       Year ended December 31, 1996
                                       --------------------------------------------------------------------------------------------
                                                Investment income
                                       -------------------------------------
                                                    Net appreciation
                                                     (depreciation)
                                                    in fair value of                         Contributions
                                                      investments              ---------------------------------------     Total
                                        Interest       (Note 3)      Total       Employer     Participants     Total     additions
                                       ----------   -------------  ---------   ------------   ------------   ---------  -----------
Principal Investments
   Guaranteed Interest Accounts        $    7,570   $      -       $   7,570    $   10,924    $    19,131    $  30,055   $   37,625
   Money Market Account                      -            1,251        1,251         1,307          5,459        6,766        8,017
   Government Securities Account             -            1,970        1,970         3,965          6,633       10,598       12,568
   Bond & Mortgage Account                   -            2,925        2,925         8,575         13,933       22,508       25,433
   Bond Emphasis Balanced Account            -            4,921        4,921         3,416          3,526        6,942       11,863
   Stock Emphasis Balanced Account           -           14,978       14,978         7,258         12,817       20,075       35,053
   Stock Index 500 Account                   -           12,905       12,905         7,433         11,785       19,218       32,123
   U.S. Stock Account                        -           42,124       42,124        17,843         31,031       48,874       90,998
   Medium Company Value Account              -           22,342       22,342        17,155         23,814       40,969       63,311
   Small Company Blend Account               -           57,588       57,588        29,455         39,067       68,522      126,110
   Medium Company Blend Account              -           14,952       14,952        13,373         21,136       34,509       49,461
   International Stock Account               -           41,432       41,432        18,959         25,349       44,308       85,740
   Real Estate Account                       -              413          413           469            117          586          999
Company Stock                                -           99,720       99,720        67,701         56,296      123,997      223,717
Participant Notes                           2,889          -           2,889          -              -            -           2,889
                                       ----------   -----------    ---------    ----------    -----------    ---------   ----------
                                       $   10,459   $   317,521    $ 327,980    $  207,833    $   270,094    $ 477,927   $  805,907
                                       ==========   ===========    =========    ==========    ===========    =========   ==========


                                                                       Year ended December 31, 1996
                                       --------------------------------------------------------------------------------------------
                                                  (Deductions)
                                    --------------------------------------------------                Net assets at   Net assets at
                                    Participant     Admin.      Interfund     Total      Net increase  beginning of      end of
                                     benefits      expenses     transfers   deductions    (decrease)      year            year
                                    -----------   ----------    ---------   ----------   ------------  ------------   -------------
Principal Investments
   Guaranteed Interest Accounts      $   (7,787)  $     (165)   $ (12,293)  $  (20,245)  $   17,380     $ 111,136     $  128,516
   Money Market Account                  (2,610)         (42)      60,154       57,502       65,519        26,668         92,187
   Government Securities Account         (6,772)         (15)       6,255         (532)      12,036        35,297         47,333
   Bond & Mortgage Account              (17,441)         (22)        (257)     (17,720)       7,713        72,643         80,356
   Bond Emphasis Balanced Account       (18,828)         (26)      (1,425)     (20,279)      (8,416)       50,447         42,031
   Stock Emphasis Balanced Account      (25,638)         (63)      (1,747)     (27,448)       7,605        89,242         96,847
   Stock Index 500 Account               (7,481)         (37)       4,530       (2,988)      29,135        48,234         77,369
   U.S. Stock Account                   (32,259)         (63)     (22,629)     (54,951)      36,047       168,427        204,474
   Medium Company Value Account         (14,924)         (75)     (25,325)     (40,324)      22,987       122,732        145,719
   Small Company Blend Account          (32,771)        (195)     (58,097)     (91,063)      35,047       320,327        355,374
   Medium Company Blend Account         (16,398)         (62)       3,647      (12,813)      36,648        67,250        103,898
   International Stock Account          (58,290)         (94)     (12,071)     (70,455)      15,285       167,408        182,693
   Real Estate Account                   (3,223)         (11)          51       (3,183)      (2,184)        5,442          3,258
Company Stock                          (118,818)         (16)      11,133     (107,701)     116,016       330,280        446,296
Participant Notes                       (14,372)        -          48,074       33,702       36,591        30,002         66,593
                                     ----------   ----------    ---------    ---------   ----------    ----------   ------------
                                     $ (377,612)  $     (886)   $    -       $(378,498)  $  427,409    $1,645,535   $  2,072,944
                                     ==========   ==========    =========    =========   ==========    ==========   ============

             PETROCORP INCORPORATED 401(K) RETIREMENT SAVINGS PLAN
                         Notes to Financial Statements
                                  (unaudited)


NOTE 1 - DESCRIPTION OF PLAN:

The following description of the PetroCorp Incorporated 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.


General

The Plan is a defined contribution 401(k) retirement savings plan, adopted January 1, 1993. Employees of PetroCorp Incorporated (the Company) become eligible to participate in the Plan after six months of service with the Company. The entry date for each employee is the first day of the month following the sixth month of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

All Plan contributions are invested in separate pooled accounts under an annuity contract with Principal Mutual Life Insurance Company (Principal) or in common stock of the Company.


Contributions

Participants may contribute to the Plan subject to certain Internal Revenue Code limitations. The Company may match up to 100 percent of each participant's contributions not to exceed six (6) percent of each participant's annual compensation. Additionally, the Company may make discretionary contributions on behalf of the participants. In any event, total contributions by the participant and the Company may not exceed 20 percent of the participant's annual compensation. During 1997 and 1996, each participant could contribute up to 14 percent of his annual compensation with the Company matching up to six (6) percent, except in certain cases subject to Internal Revenue Code limitations.

The Plan also allows participants to "rollover" contributions that have been made to other qualified plans.


Participant accounts

Each participant's account is credited with the participant's contributions, the Company's contributions and a pro rata share of the earnings of each fund in which the participant has invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.


Vesting

Participants are fully vested at all times in their individual contributions and "rollover" contributions plus actual earnings thereon.

Vesting in employer contributions and related earnings is based on the participant's employment commencement date and years of continuous service. Participant's whose employment commencement date occurred before January 1, 1994 are 100% vested. Participant's whose employment commencement date occurred on or after January 1, 1994 are vested as follows:


          Vesting Service                   Vesting
           (whole years)                   Percentage
           -------------                   ----------

          Less than 1 year                     0%
               1 year                         25%
               2 years                        50%
               3 years                        75%
           4 or more years                   100%

In addition, participants also become fully vested in their employer contributions and related earnings upon retirement, at or after age 65, or upon death or total disability of the participant.


Investment options

Effective January 1, 1994, upon enrollment in the Plan, a participant may direct contributions in any of fourteen investment options as follows:

     Guaranteed Interest Account - Funds are invested in a guaranteed investment contract (GIC) with Principal.

     U.S. Stock Account - This is a separate pooled account with Principal in which the funds are invested in various stocks of U.S. companies with the intent to earn higher long-term rates of return.

     Money Market Account - This is a separate pooled account with Principal in which the funds are invested in high quality commercial paper with average maturities kept under 30 days to ensure current money market rates.

     Real Estate Account - This is a separate pooled account with Principal in which the funds are invested in equity investments in modern, developed, income-producing warehouses, office buildings and retail centers in major U.S. metropolitan areas. Earnings consist of property value changes and net rental income.

     Bond & Mortgage Account - This is a separate pooled account with Principal in which the funds are invested in investment grade private placement bonds, commercial mortgages, public corporate bonds and mortgage-backed securities, all generally mature within five to 10 years.

     International Stock Account - This is a separate pooled account with Principal in which the funds are invested in stocks of non-U.S. companies located primarily in Europe and Southeast Asia.

     Government Securities Account - This is a separate pooled account with Principal in which the funds are invested primarily in very high quality government mortgage-backed securities.

     Stock Index 500 Account - This is a separate pooled account with Principal in which the funds are invested in the same stocks and in the same proportions as those stocks included in the Standard & Poor's 500 Stock Index.

     Medium Company Value Account - This is a separate pooled account with Principal in which the funds are invested in primarily income-producing common stocks that are under-valued in the marketplace according to traditional measures of value.

     Small Company Blend Account - This is a separate pooled account with Principal in which funds are invested in stocks of smaller, fast-growing companies.

     Medium Company Blend Account - This is a separate pooled account with Principal in which funds are invested in stocks of large, established companies whose earnings are expected to grow faster than the average company.

     Bond Emphasis Balanced Account - This is a separate pooled account with Principal in which funds are invested in many asset classes, but emphasizes fixed income. This account invests 50 to 100 percent of the funds in Principal fixed-income separate pooled accounts, with the remainder in Principal equity separate pooled accounts.

     Stock Emphasis Balanced Account - This is a separate pooled account with Principal in which funds are invested in many asset classes, but emphasizes equities. This account invests 50 to 100 percent of the funds in Principal equity separate pooled accounts, with the remainder in Principal fixed-income separate pooled accounts.

     Company Stock - Funds are invested in the common stock of the Company.


Payment of benefits

Distribution of the participant's entire account balance becomes due and payable upon retirement, at or after age 65, or upon death or total disability of the participant. Such account balances may be distributed either in a lump-sum distribution or in installments, as described in the Plan agreement. Upon termination of employment, a participant may elect to receive a lump-sum distribution equal to the vested balance of the participant's account or continue to participate in the Plan investments. If the vested balance is less than $3,500, payment is made as soon as administratively practicable after termination. Additionally, participants may make hardship withdrawals from their individual contribution accounts at specified times during the Plan year, subject to certain restrictions.


Participants' notes receivable

Under the terms of the Plan, with certain restrictions, participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lessor of $50,000 or 50 percent of their vested account balances. A loan is secured by the vested balance in the participant's account and bears interest at the prime interest rate plus two (2) percent. During 1997, the interest rates ranged from 10.25 percent to 10.50 percent. During 1996, the interest rates ranged from 10.25 percent to 11.00 percent.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES:

Under the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA, the Plan files Form 5500-C/R which is required for employee benefit plans with fewer than 100 participants. Employee benefit plans with 100 or more participants are required to file Form 5500. Those plans filing Form 5500 are required to prepare audited financial statements as well as all applicable schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA. Such requirements are not mandated for those plans filing Form 5500-C/R. Accordingly, the attached financial statements are unaudited and the above mentioned schedules are not presented.


Method of accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

Investments

Plan investments, other than the GIC's, are stated at fair value. The Company stock is valued at its quoted market price. Separate pooled accounts are valued at net asset value representing the value at which units of the account may be purchased or redeemed.

The Plan's GIC's are valued at contract value. Contract value represents contributions made under the contract plus interest at the guaranteed rate.


Contributions

Participant contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Matching Company contributions are recorded in the same period.


NOTE 3 - INVESTMENTS:

Individual investments representing five (5) percent or more of the Plan's net assets are as follows:

                                                             Year ended

                                                             December 31,
                                                       -----------------------
                                                         1997           1996
                                                       -----------------------

INVESTMENTS AT FAIR VALUE AS DETERMINED BY QUOTED
MARKET PRICE:

   Pooled separate accounts:
      Principal:
         Government Securities Account                 $170,099        $    - *
         Stock Emphasis Balanced Account                152,622             - *
         Stock Index 500 Account                        154,307             - *
         U.S. Stock Account                             270,414         204,474
         Medium Company Value Account                   221,691         145,719
         Small Company Blend Account                    489,427         355,374
         Medium Company Blend Account                   154,028         103,898
                                                        197,150         182,693
         International Stock Account

   Company Stock:
      PetroCorp Incorporated Common Shares             $490,751        $445,651

INVESTMENTS AT CONTRACT VALUE:

   Guaranteed Investment Contracts with Principal      $    - *        $128,516

* less than five (5)percent

The net realized and unrealized appreciation (depreciation) in fair value of investments included in the statements of changes in net assets available for Plan benefits were $281,163 and $317,521 for the years ended December 31, 1997 and 1996, respectively, and consisted of the following:

                                                             Year ended

                                                             December 31,
                                                       -----------------------
                                                         1997           1996
                                                       -----------------------

NET APPRECIATION (DEPRECIATION) IN INVESTMENTS AT FAIR VALUE AS
DETERMINED BY QUOTED MARKET PRICE:

   Pooled separate accounts:
      Principal:
         U.S. Stock Account                           $ 55,133        $ 42,124
         Money Market Account                            5,026           1,251
         Real Estate Account                               380             413
         Bond & Mortgage Account                         8,737           2,925
         International Stock Account                    23,400          41,432
         Government Securities Account                   8,265           1,970
         Stock Index 500 Account                        29,377          12,905
         Medium CompanyValue Account                    56,196          22,342
         Small Company Blend Account                    84,569          57,588
         Medium Company Blend Account                   29,454          14,952
         Bond Emphasis Balanced Account                  6,235           4,921

         Stock Emphasis Balanced Account                20,899          14,978

   Company Stock                                       (46,508)         99,720
                                                      --------        --------
                                                      $281,163        $317,521
                                                      ========        ========

NOTE 4 - GUARANTEED INVESTMENT CONTRACTS:

The Plan entered into five-year GIC's with Principal in each of the last four years. The GIC's provide for guaranteed returns ranging from 6.10% to 7.30% on contributions invested over the five-year terms of the contracts. The GIC's are included in the financial statements at contract value as reported to the Plan by Principal.


NOTE 5 - PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.


NOTE 6 - INCOME TAX STATUS OF PLAN:

The Company had requested the Internal Revenue Service to determine and inform the Company that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. On December 14, 1995, the Internal Revenue Service notified the Company that they had made a favorable determination on the Plan.

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                  PETROCORP INCORPORATED 401(k) RETIREMENT

                                  SAVINGS PLAN



Date:  June 26, 1998              /s/ CRAIG K. TOWNSEND
     ------------------           ------------------------------------
                                  Craig K. Townsend
                                  Vice President - Finance of PetroCorp
                                  Incorporated and Trustee